UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Christopher & Banks Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

171046105

(CUSIP number)

Jonathan Duskin

c/o Macellum Capital Management, LLC

99 Hudson Street, 5th Floor

New York, New York 10013

(212) 956-3008

Jeffrey L. Kochian

Akin Gump Strauss Hauer & Feld LLP

One Bryant Park

New York, New York 10036

(212) 872-8069

(Name, address and telephone number of person authorized to receive notices and communications)

June 18, 2015

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 171046105

1.	NAMES OF REPORTING PERSONS Macellum Retail Opportunity Fund, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 1,880,006
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 1,880,006
	10.	SHARED DISPOSITIVE POWER: 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,880,006
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1% (1)
14.	TYPE OF REPORTING PERSON* PN

(1)	Based on 37,204,662 shares of common stock outstanding as of May 29, 2015, as disclosed in the Issuer’s Form 10-Q filed with the SEC on June 11, 2015.

CUSIP No. 171046105

1.	NAMES OF REPORTING PERSONS Macellum Capital Management, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 32,582
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 32,582
	10.	SHARED DISPOSITIVE POWER: 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 32,582
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1% (1)
14.	TYPE OF REPORTING PERSON* OO

(1)	Based on 37,204,662 shares of common stock outstanding as of May 29, 2015, as disclosed in the Issuer’s Form 10-Q filed with the SEC on June 11, 2015.

CUSIP No. 171046105

1.	NAMES OF REPORTING PERSONS Macellum Advisors GP, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 1,880,006
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 1,880,006
	10.	SHARED DISPOSITIVE POWER: 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,880,006
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1% (1)
14.	TYPE OF REPORTING PERSON* OO

(1)	Based on 37,204,662 shares of common stock outstanding as of May 29, 2015, as disclosed in the Issuer’s Form 10-Q filed with the SEC on June 11, 2015.

CUSIP No. 171046105

1.	NAMES OF REPORTING PERSONS Macellum Management, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 1,880,006
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 1,880,006
	10.	SHARED DISPOSITIVE POWER: 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,880,006
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1% (1)
14.	TYPE OF REPORTING PERSON* PN

(1)	Based on 37,204,662 shares of common stock outstanding as of May 29, 2015, as disclosed in the Issuer’s Form 10-Q filed with the SEC on June 11, 2015.

CUSIP No. 171046105

1.	NAMES OF REPORTING PERSONS MCM Managers, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 32,582
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 32,582
	10.	SHARED DISPOSITIVE POWER: 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 32,582
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1% (1)
14.	TYPE OF REPORTING PERSON* OO

(1)	Based on 37,204,662 shares of common stock outstanding as of May 29, 2015, as disclosed in the Issuer’s Form 10-Q filed with the SEC on June 11, 2015.

CUSIP No. 171046105

1.	NAMES OF REPORTING PERSONS MCM Management, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 32,582
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 32,582
	10.	SHARED DISPOSITIVE POWER: 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 32,582
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1% (1)
14.	TYPE OF REPORTING PERSON* OO

(1)	Based on 37,204,662 shares of common stock outstanding as of May 29, 2015, as disclosed in the Issuer’s Form 10-Q filed with the SEC on June 11, 2015.

CUSIP No. 171046105

1.	NAMES OF REPORTING PERSONS Jonathan Duskin
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 1,912,588
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 1,912,588
	10.	SHARED DISPOSITIVE POWER: 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,912,588
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1% (1)
14.	TYPE OF REPORTING PERSON* IN

(1)	Based on 37,204,662 shares of common stock outstanding as of May 29, 2015, as disclosed in the Issuer’s Form 10-Q filed with the SEC on June 11, 2015.

Amendment No. 2 to Schedule 13D

This Amendment No. 2 amends and supplements the Schedule 13D (the “Schedule 13D”) filed on behalf of Macellum Retail Opportunity Fund, LP (“Opportunity Fund”), Macellum Capital Management, LLC (“Macellum Capital Management”), Macellum Advisors GP, LLC (“Macellum GP”), Macellum Management, LP (“Macellum Management”), MCM Managers, LLC (“MCM Managers”), MCM Management, LLC (“MCM Management”) and Jonathan Duskin (“Mr. Duskin”, and together with Opportunity Fund, Macellum Capital Management, Macellum GP, Macellum Management, MCM Managers and MCM Management, the “Reporting Persons”) with the Securities and Exchange Commission (the “SEC”) on April 1, 2015, as amended by Amendment No. 1 on May 19, 2015.

Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

ITEM 4.	Purpose of Transaction.

Item 4 of this Schedule 13D is supplemented and superseded, as the case may be, as follows:

On June 18, 2015, Macellum GP sent a letter (the “Board Letter”) to the Board of Directors of the Issuer (the “Board”) stating its belief that the Board has failed to exercise appropriate oversight and has not served as a good sounding board for CEO LuAnn Via. Macellum GP further notes that it is disappointed to have had its request to add highly qualified directors to the Board, including former CEO Joel Waller, summarily rejected. As a result of the Issuer’s disappointing first quarter results and the Issuer’s rejection of Macellum GP’s proposal to appoint such highly qualified directors to the Board, Macellum GP intends to vote against each member of the Board at the Issuer’s upcoming annual meeting of stockholders. In the Board Letter, Macellum GP states that issues it raised earlier this year are negatively impacting the business, and the Issuer can no longer blame the west coast port strike for its declining results and the Issuer must look internally for solutions. Macellum GP highlights its additional concerns over the deterioration in the Issuer’s results and believes that with proper governance and oversight, the Issuer should be capable of achieving high single digit operating margins and meaningful revenue growth by gaining back lost market share within its target demographic. Lastly, Macellum GP states its belief that with the trend toward consolidation in the missy sector, highlighted by Ascena Retail Group, Inc. agreeing to purchase ANN INC., the Issuer would be an attractive target and should formally begin a process to explore a strategic alternative.

The foregoing description of the Board Letter does not purport to be complete and is qualified in its entirety by reference to the full text of the Board Letter, which is filed as Exhibit 99.4 and is incorporated herein by reference.

ITEM 5.	Interest in Securities of the Issuer.

Item 5 of this Schedule 13D is hereby amended and restated in its entirety as follows:

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference. Such information is based on 37,204,662 shares of Common Stock outstanding as of May 29, 2015, as disclosed in the Issuer’s Form 10-Q filed with the SEC on June 11, 2015.

(c) Except as set forth in our previously filed amendment to Schedule 13D, there have been no other transactions in the class of securities reported on that were effected within the past 60 days.

(d) The disclosure regarding the relationship between the Reporting Persons in Item 2(c) of this Schedule 13D is incorporated by reference herein.

(e)	Not applicable.

Item 7.	Material to Be Filed as Exhibits.

Exhibit	Description

99.4	Letter to the Board of Directors of Christopher & Banks Corporation, dated June 18, 2015

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 18, 2015

MACELLUM RETAIL OPPORTUNITY FUND, LP

By:	Macellum Advisors GP, LLC,
its general partner

By:	/s/ Jonathan Duskin
Name:	Jonathan Duskin
Title:	Sole Member

MACELLUM CAPITAL MANAGEMENT, LLC

By:	MCM Managers, LLC,
its managing member

By:	MCM Management, LLC,
its managing member

By:	/s/ Jonathan Duskin
Name:	Jonathan Duskin
Title:	Managing Member

MACELLUM ADVISORS GP, LLC

By:	/s/ Jonathan Duskin
Name:	Jonathan Duskin
Title:	Sole Member

MACELLUM MANAGEMENT, LP

By:	Macellum Advisors GP, LLC,
its general partner

By:	/s/ Jonathan Duskin
Name:	Jonathan Duskin
Title:	Sole Member

MCM MANAGERS, LLC

By:	MCM Management, LLC,
its managing member

By:	/s/ Jonathan Duskin
Name:	Jonathan Duskin
Title:	Managing Member

MCM MANAGEMENT, LLC

By:	/s/ Jonathan Duskin
Name:	Jonathan Duskin
Title:	Managing Member

/s/ Jonathan Duskin
JONATHAN DUSKIN